WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

January 5, 2010

Mr. Phil Rothenberger
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Prime Estates & Developments, Inc.
Registration Statement on Form S-11

Dear Mr. Turk:

We have filed on EDGAR the above Amendment No. 2 to Form S-1 on FORM S-11.

Set forth below are our responses to comments on your letter of December 30, 2009.

Comment 1

Dates changed to July 31, 2010.

Comment 2

Revised to reflect that we may utilize debt financing, consistent with Risk Factor and other disclosure.

Comment 3

Word “voluntary” eliminated throughout filing.

Comment 4

Individuals identified by name and also by shares owned by each.

Comment 5

Disclosure about how we intend to make money and generate cash flow added.

Comment 6

Specific experience of one officer/director added.  Disclosure and Risk about lack of experience of two other officers/directors added to this section and Risk Factors.

Comment 7

Term completely operational explained.

Comment 8

Basis of statement concerning additional equity financing added.

Comment 9

Reviewed defined and additional due diligence disclosed.

Comment 10

Oral loan commitment explained and Risk Factor added.

Comment 11

Item 24 disclosure added.

Comment 12

Item 12(d) disclosure added.

Comment 13

Item 16(a) disclosure added.

Comment 14

Promoters named and circumstances concerning future compensation disclosed.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.